SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Graham-Field Health Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.025 Par Value
         Series B Cumulative Convertible Preferred Stock, $.01 Par Value
         Series C Cumulative Convertible Preferred Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                   384632 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              John P. Denneen, Esq.
          One Metropolitan Square, Suite 3600, St. Louis, MO 63102-2750
                                 (314) 259-2000
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                            [Intentionally Deleted]

CUSIP NO. 384632 10 0

--------------------------------------------------------------------------------
1)    Name of Reporting Persons             BIL (Far East Holdings) Limited
      S.S. or I.R.S. Identification
      Nos. of Above Persons
--------------------------------------------------------------------------------
2)    Check the Appropriate Box             (a) [X]
      if a Member of a Group                ------------------------------------
                                            (b) [ ]
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds                       OO
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization  Hong Kong
--------------------------------------------------------------------------------
Number of Shares  7) Sole Voting       Common:                   2,022,977
Beneficially         Power             Series B Cumulative
Owned by Each                             Convertible Preferred:     3,527
Reporting Person  --------------------------------------------------------------
With...           8) Shared Voting
                     Power
                  --------------------------------------------------------------
                  9) Sole Dispositive  Common:                   2,022,977
                     Power             Series B Cumulative
                                         Convertible Preferred:      3,527
                  --------------------------------------------------------------
                  10) Shared Dispositive
                      Power
--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially   Common:                   2,022,977
       Owned by Each Reporting Person  Series B Cumulative
                                         Convertible Preferred:      3,527
--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
13)    Percent of Class Represented    Common:                  10.8%
       by Amount in Row (11)           Series B Cumulative
                                         Convertible Preferred: 57.8%

                                       When aggregated with the voting power of
                                       BIL Securities (Offshore) Limited, the
                                       two companies own approximately 36.3% of
                                       Graham-Field capital stock (See Item 5 of
                                       this Schedule 13D).
--------------------------------------------------------------------------------
14) Type of Reporting Person CO
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                                  Page 1 of 21

CUSIP NO. 384632 10 0

--------------------------------------------------------------------------------
1)    Name of Reporting Persons             BIL Securities (Offshore) Limited
      S.S. or I.R.S. Identification
      Nos. of Above Persons
--------------------------------------------------------------------------------
2)    Check the Appropriate Box             (a) [X]
      if a Member of a Group                ------------------------------------
                                            (b)
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds                       OO
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization  New Zealand
--------------------------------------------------------------------------------
Number of Shares    7) Sole Voting Power  Common:                      1,922,242
Beneficially Owned                        Series B Cumulative
by Each                                      Convertible Preferred:        2,573
Reporting Person                          Series C Cumulative
With...                                      Convertible Preferred:        1,000
                    ------------------------------------------------------------
                    8) Shared Voting Power
                    ------------------------------------------------------------
                    9) Sole Dispositive   Common:                      1,922,242
                       Power              Series B Cumulative
                                             Convertible Preferred:        2,573
                                          Series C Cumulative
                                             Convertible Preferred:        1,000
                    ------------------------------------------------------------
                    10) Shared Dispositive
                        Power
--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially      Common:                      1,922,242
       Owned by Each Reporting Person     Series B Cumulative
                                             Convertible Preferred:        2,573
                                          Series C Cumulative
                                             Convertible Preferred:        1,000
--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
13)    Percent of Class Represented       Common:                          10.3%
       by Amount in Row (11)              Series B Cumulative
                                             Convertible Preferred:        42.2%
                                          Series C Cumulative
                                             Convertible Preferred:         100%

                                          When aggregated with the voting power
                                          of BIL(Far East Holdings) Limited, the
                                          two companies own approximately 36.3%
                                          of Graham-Field capital stock (See
                                          Item 5 of this Schedule 13D).
--------------------------------------------------------------------------------
14)    Type of Reporting Person           CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D relates to three distinct classes of equity securities.

     (a) One class of equity security to which this statement on Schedule 13D relates is the common stock, $.025 par value ("GFI Stock"), of Graham-Field Health Products, Inc. ("GFI"), a Delaware Corporation, 400 Rabro Drive East, Hauppauge, New York 11788.

     (b) A second class of equity security to which this statement on Schedule 13D relates is the Series B Cumulative Convertible Preferred Stock, $.01 par value per share, of GFI (the "GFI Series B Preferred Stock").

     (c) The third and final class of equity security to which this statement on
Schedule 13D relates is the Series C Cumulative Convertible Preferred Stock, $.01 par value per share, of GFI (the "GFI Series C Preferred Stock"; collectively, the GFI Stock, the GFI Series B Preferred Stock and the GFI Series C Preferred Stock are hereinafter referred to as the "GFI Capital Stock").


Item 2. Identity and Background

     (a-c, f) This statement is being filed by BIL (Far East Holdings) Limited ("BIL"), a corporation organized in Hong Kong and having its principal place of business at 2306 Jardine House, #1 Connaught Place Central, Hong Kong, and by an affiliate of BIL, BIL Securities (Offshore) Limited ("Offshore"), a corporation organized in New Zealand and having its principal place of business at 22-24 Victoria Street, Level 6, Colonial Building, Wellington, New Zealand. Both BIL and Offshore are indirect, wholly-owned subsidiaries of Brierley Investments Limited ("Brierley Investments"), a New Zealand investment holding company with interests in public and private corporations throughout the world. Brierley Investments is ultimately in control of both BIL and Offshore and has its principal place of business at 22-24 Victoria Street, Level 6, Colonial Building, Wellington, New Zealand.

     (d) Neither BIL nor Offshore nor Brierley Investments has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither BIL nor Offshore nor Brierley Investments has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has made any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

     For information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of BIL, Offshore and Brierley Investments, reference is made to Schedule I annexed hereto and incorporated herein by reference.


Item 3. Source and Amount of Funds or Other Consideration

     BIL and Offshore are acquiring the GFI Capital Stock pursuant to the terms of that certain Amended and Restated Agreement and Plan of Merger, dated as of September 3, 1996, and amended as of October 1, 1996, (the "Merger Agreement" filed as Exhibit 2.1 to the Registration Statement on Form S-4 No. 333-14423, filed by GFI on October 18, 1996 (the "GFI Registration Statement"), and by this reference herein incorporated) by and between GFI, BIL, E&J Acquisition Corp., a Delaware corporation wholly owned by GFI ("Acquisition Corp."), and Everest & Jennings International Ltd., a Delaware corporation ("E&J").

     (a) At the effective time of the merger provided for pursuant to the Merger Agreement, BIL received .35 shares of GFI Stock for each of its 5,779,935 shares of E&J common stock (the "E&J Stock"), or an aggregate of 2,022,977 shares of GFI Stock. Offshore also received in exchange for $24,989,151.70 in cash, 1,922,242 shares of GFI Stock. As of the date hereof, a total of 3,945,219 shares of GFI Stock are held in aggregate by BIL and Offshore (collectively, the "GFI Shares").

     No part of the consideration for the GFI shares was borrowed or otherwise obtained by BIL, Offshore or Brierley Investments for the purpose of acquiring, holding, trading or voting the GFI Shares.

     (b) In accordance with the terms of the Merger Agreement, GFI issued BIL and Offshore an aggregate of 6,100 shares of GFI Series B Preferred Stock with an aggregate stated value of $61 million (the "GFI Series B Preferred Shares") as follows: (i) GFI issued 2,573 GFI Series B Preferred Shares to Offshore in exchange for Offshore's forgiving and releasing E&J from certain indebtedness of E&J owing to Offshore totaling approximately $26,022,000; and (ii) GFI issued 3,527 GFI Series B Preferred Shares to BIL in exchange for 8,575,948 shares of E&J Series A Convertible Preferred Stock, par value $.01 per share, 786,357 shares of E&J Series B Convertible Preferred Stock, par value $.01 per share, and 20,000,000 shares of E&J Series C Convertible Preferred Stock, par value $.01 per share, owned by BIL.

     No part of the consideration for these shares was borrowed or otherwise obtained by BIL or Offshore for the purpose of acquiring, holding, trading or voting the GFI Series B Preferred Shares.

     (c) In accordance with the terms of the Merger Agreement, and in exchange for consideration consisting of $10 million in cash, GFI issued 1,000 shares of GFI Series C Preferred Stock to Offshore (the "GFI Series C Preferred Shares").

     No part of the consideration for these shares was borrowed or otherwise obtained by Offshore for the purpose of acquiring, holding, trading or voting the GFI Series C Preferred Shares.


Item 4. Purpose of Transaction

     On November 27, 1996, Acquisition Corp. merged with and into E&J pursuant to the Merger Agreement, with E&J surviving as a wholly owned subsidiary of GFI. The strategic combination of GFI and E&J has united E&J's manufacturing operations and rehabilitation product lines with GFI's distribution network and advanced technology systems to provide penetration in both the homecare and rehabilitation markets with a greater level of service and efficiency, as well as a broader portfolio of products.

     (a) Pursuant to the Merger Agreement, Offshore has agreed to exchange a $4,000,000 short term note of GFI for a $4,000,000 aggregate principal amount 7.7% subordinated note of GFI due April 1, 2001.

     (b) None.

     (c) None.

     (d) Pursuant to the Amended and Restated Stockholder Agreement by and among BIL, GFI and Irwin Selinger dated as of September 3, 1996, as amended on September 19, 1996 (the "Stockholder Agreement," filed as Exhibit 2.2 to the GFI Registration Statement and by this reference herein incorporated), the GFI Board of Directors (the "Graham-Field Board") voted to increase its size from eight
(8) directors to ten (10) directors. Rodney F. Price, a Director of BIL, was elected a Class III director of GFI with a term expiring in 1999. He became a member of the Executive Committee of the Graham-Field Board. Bevil J. Hogg, President and Chief Executive of E&J, was elected as a Class II director of GFI for a term expiring in 1998.

     (e) None.

     (f) None.

     (g) See Item 6.

     (h) None.

     (i) None.

     (j) None.


Item 5. Interest in Securities of the Issuer:

     (a) The aggregate number and percentage of shares of GFI Stock beneficially owned by BIL and Offshore (assuming conversion of the GFI Series B Preferred Shares at $15.50 per share and of the GFI Series C Preferred Shares at $20.00 per share) would be 8,380,702 shares representing 36.3% of the 23,086,417 shares of GFI that would be outstanding following the transactions contemplated in the Merger Agreement, assuming such conversions of the GFI Series B Preferred Shares and GFI Series C Preferred Shares, and 32.6% of the 25,671,866 shares of GFI that would be outstanding assuming issuance of all shares reserved for issuance of outstanding GFI warrants and options and under GFI's Incentive Program.

     The GFI Series B Preferred Shares are entitled to a dividend of 1.5% per annum payable quarterly, will vote on an as converted basis as a single class with GFI Stock and the GFI Series C Preferred Shares, will not be subject to redemption and will be convertible (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of GFI, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and
(z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. The form of the Certificate of Designations of the GFI Series B Preferred Stock, setting forth the terms thereof, is attached as Exhibit A to the Merger Agreement.

     The GFI Series C Preferred Shares are entitled to a dividend of 1.5% per annum payable quarterly, will vote on an as-converted basis as a single class with GFI Stock and the GFI Series B Preferred Stock, will be subject to redemption as a whole at the option of GFI on the fifth anniversary of the date of issuance at their stated value of $10 million and, to the extent not so redeemed, will be converted automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution requirements. The form of the Certificate of Designations of the GFI Series C Preferred Stock, setting forth the terms thereof, is attached as Exhibit B to the Merger Agreement.

     Therefore, the aggregate number of converted GFI Stock shares is subject to change upon actual conversion.

     To the best of BIL's knowledge, no shares of GFI Capital Stock are owned by any of the people identified on Schedule I. To the best of Offshore's knowledge, no shares of GFI Capital Stock are owned by any of the people identified on
Schedule I.

     (b) BIL has the sole power to vote or to direct the vote of all of the shares referred to as being owned by BIL in Item 3 above. Subject to the provisions of the Stockholder Agreement, BIL has sole dispositive power as to all of shares owned by BIL.

     Offshore has the sole power to vote or to direct the vote for all of the shares referred to as being owned by Offshore in Item 3 above. Subject to the provisions of the Stockholder Agreement, Offshore has sole dispositive power as to all of the shares owned by Offshore.

     For a summary of the restrictions on disposition contained in the Stockholder Agreement, see Item 6.

     (c) BIL has not participated in any transactions in GFI Capital Stock during the past sixty days.

     Offshore has not participated in any transactions in GFI Capital Stock during the past sixty days or since the most recent filing on Schedule 13D.

     To the best knowledge of BIL and Offshore, none of the people identified in
Schedule I have effected any transactions in GFI Capital Stock, during such period.

     (d) None.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Certain duties and obligations of GFI, BIL and Offshore with respect to the GFI Capital Stock are set forth in the Stockholder Agreement and the Registration Rights Agreement (as defined below). The following is a summary of the material provisions of the Stockholder Agreement. This summary does not purport to be complete and is qualified entirely by reference to the Stockholder Agreement.

     Board Representation. As discussed in Item 4(d), pursuant to the Stockholder Agreement, BIL and Offshore have the right to designate two members of the Graham-Field Board (subject to reduction if BIL and Offshore reduce their aggregate ownership of GFI Capital Stock below specified levels). As long as BIL and Offshore have one director on the Graham-Field Board, one BIL director shall be designated as a member of the Executive Committee of the Graham-Field Board.

     Right of First Refusal. Pursuant to the Stockholder Agreement, so long as BIL and Offshore and their respective affiliates own voting securities of GFI representing at least 5% of the voting power of all outstanding voting securities of GFI, BIL and Offshore have agreed to grant GFI a right of first refusal with respect to sales of any of their GFI Capital Stock other than: (i) a transfer of any GFI Capital Stock to any of their respective affiliates who simultaneously with such transfer agree in writing to be bound by the provisions of the Stockholder Agreement as though an original signatory thereto, (ii) a sale through an underwritten public offering registered under the Securities Act of 1933, as amended ("Securities Act"), effected in accordance with that certain Registration Rights Agreement dated as of September 3, 1996 pursuant to which E&J agreed to register shares of capital stock of GFI to be received by BIL in the Merger (the "Registration Rights Agreement", filed as Exhibit 2.3 to the GFI Registration Statement and by this reference herein incorporated), (iii) a sale pursuant to Rule 144(f) promulgated under the Securities Act; provided that until such time as BIL and Offshore and their respective affiliates beneficially own voting securities of GFI representing less than 5% of the voting power of all outstanding voting securities of GFI, any Rule 144(f) sales shall be subject to the volume limitations set forth in Rule 144(e) (regardless of whether such volume limitations are applicable to such a sale), (iv) pursuant to a merger or consolidation of GFI or a recapitalization of any GFI securities, (v) pursuant to a self-tender or exchange offer by GFI or a third party tender offer recommended by the Graham-Field Board, or (vi) a cash sale effected in accordance with GFI's right of first refusal; provided that in the case of and as a condition to any cash sale to a person who, after giving effect to such purchase, would own at least 5% of the voting power of all outstanding voting securities of GFI, such person shall simultaneously with such purchase and sale agree in writing to be bound by the right of first refusal, the limitation on acquisitions of GFI securities and the standstill provisions (see below) contained in the Stockholder Agreement. GFI may not assign its right of first refusal without the consent of BIL and Offshore, which consent shall not be unreasonably withheld or delayed; provided that any such assignee agrees in writing to purchase any GFI Capital Stock offered by BIL or Offshore or their respective affiliates which are not being purchased by GFI in accordance with its right of first refusal.

     Limitation on Right to Purchase Additional GFI Capital Stock. So long as BIL, Offshore and their respective affiliates own securities representing at least 5% of the voting power of all outstanding voting securities of GFI, each of BIL and Offshore has agreed that neither it nor any of its affiliates will acquire additional shares of GFI Capital Stock without the consent of the Graham-Field Board, which consent shall not be unreasonably withheld, except (i) pursuant to the Merger Agreement or upon conversion of the GFI Series B Preferred Shares and the GFI Series C Preferred Shares, (ii) pursuant to stock dividends, stock splits or other distributions or offerings made available to GFI stockholders generally, (iii) pursuant to plans established by GFI or the Graham-Field Board for members of the Graham-Field Board or (iv) pursuant to BIL's preemptive rights (see below).

     Preemptive Right. So long as BIL, Offshore and their respective affiliates own securities representing at least 15% of the voting power of all outstanding voting securities of GFI, GFI has agreed not to issue any securities before offering BIL and Offshore the right to participate proportionately in such issuance. Notwithstanding the foregoing, the preemptive right of BIL and Offshore set forth above shall not apply to any GFI securities issued (i) pursuant to that certain warrant, dated as of March 12, 1992, as amended by and between GFI and John-Hancock Mutual Life Insurance Company, (ii) in connection with a merger, acquisition or other business combination transaction approved by the Graham-Field Board, (iii) in connection with any stock option or other employee benefit plans and programs of GFI approved by the Graham-Field Board, or (iv) in connection with any private debt financing in which GFI securities to be issued represent less than 2% of the voting power of all outstanding voting securities of GFI.

     Standstill provisions. Each of BIL and Offshore has agreed that until such time as it and its respective affiliates own securities representing less than 5% of the voting power of all outstanding voting securities of GFI, neither it nor any of its affiliates will directly or indirectly seek to acquire ownership of GFI, engage in any solicitation of proxies with respect to GFI or otherwise seek or propose to acquire control of GFI.

     Amendment. Pursuant to the Stockholder Agreement, in the event that (i) any person becomes the owner of securities representing more than 15% but less than 100% of the voting power of all outstanding voting securities of GFI with the approval of the Graham-Field Board and (ii) the restrictions imposed by GFI on the activities of such person are less onerous than those imposed on BIL and its affiliates under the Stockholder Agreement, then the Stockholder Agreement will be revised to provide for comparable restrictions which are identical to the restrictions imposed on such person.

     The Registration Rights Agreement contains customary terms and conditions and provides, among other things, that BIL and Offshore and certain of their respective transferees will have the right to require GFI to register under the

Securities Act Registrable Securities (as defined below) in up to three demand registrations and three incidental ("piggyback") registrations. "Registrable Securities" is defined in the Registration Rights Agreement as (i) the GFI Stock, (ii) any additional shares of GFI Stock issued or distributed by way of a dividend, stock split or other distribution in respect of the GFI Capital Stock, or acquired by way of any rights offering or similar offering made in respect of the GFI Capital Stock, (iii) any shares of GFI Stock issued upon conversion of the shares of GFI Series B Preferred Stock or GFI Series C Preferred Stock or as a dividend in respect of the GFI Series B Preferred Stock or GFI Series C Preferred Stock and (iv) any shares of GFI Stock purchased by BIL, Offshore or any of their respective affiliates in accordance with the Stockholder Agreement. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act, and such securities shall have been disposed of in accordance with such registration statement, (ii) such securities shall have been distributed to the public pursuant to Rule 144 under the Securities Act, or all Registrable Securities then owned by BIL, Offshore and their respective affiliates can be sold in any three-month period pursuant to Rule 144, (iii) such securities are transferred to or become owned by a person other than BIL, Offshore or any of their respective affiliates (other than a permitted assignee as described in the next paragraph) or (iv) such securities shall have ceased to be outstanding.

     GFI has agreed in the Registration Rights Agreement to pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Registration Rights Agreement, except for underwriting discounts and commissions. GFI has also agreed in the Registration Rights Agreement to customary indemnification and contribution protection to selling holders of Registrable Securities under the federal securities laws and otherwise. BIL and Offshore may assign their respective rights under the Registration Rights Agreement to certain transferees of their respective GFI Capital Stock.


Item 7. Material to be Filed as Exhibits

     The following exhibits have been filed with the Commission as exhibits to the GFI Registration Statement Form S-4 and by this reference are incorporated herein.

1. Agreement and Plan of Merger, dated as of September 3, 1996, and amended as of October 1, 1996 by and between GFI, Acquisition Corp., BIL and E&J (incorporated by reference to Exhibit 2.1 to the GFI Registration Statement).

2. Stockholder Agreement, dated as of September 3, 1996 and amended and restated as of September 19, 1996 by and between GFI, BIL and Irwin Selinger (incorporated by reference to Exhibit 2.2 to the GFI Registration Statement).

3. Registration Rights Agreement, dated as of September 3, 1996, by and between GFI and BIL (incorporated by reference to Exhibit 2.3 to the GFI Registration Statement).

4. Graham-Field Series B Preferred Stock Certificate of Designations (incorporated by reference to Annex D of the Joint Proxy Statement/Prospectus, Form S-4 of GFI filed on October 18, 1996).

5. Graham-Field Series C Preferred Stock Certificate of Designations (incorporated by reference to Annex E of the Joint Proxy Statement/Prospectus, Form S-4 of GFI filed on October 18, 1996).

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated as of November 27, 1996

                                        BIL (FAR EAST HOLDINGS) LIMITED

                                        By: /s/ Mark B. Horton
                                            ------------------------------------
                                            Name:  Mark B. Horton
                                            Title: Director

                                        BIL SECURITIES (OFFSHORE) LIMITED

                                        By: /s/ Mark B. Horton
                                            ------------------------------------
                                            Name:  Mark B. Horton
                                            Title: Director

SCHEDULE I: Information with Respect to Executive Officers and Directors of BIL, Offshore, and Brierley Investments Limited:

     The following sets forth as to each of the executive officers and directors of BIL, Offshore and Brierley Investments: his or her name; his or her residential address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the best knowledge of BIL and Offshore, during the last five years no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The citizenship of each individual is duly noted.


              Directors and Executive Officers of BIL (Far East Holdings) Limited.
       Position            Name/Residential Address/Citizenship       Present Principal Occupation
---------------------  --------------------------------------------  ------------------------------

Director               David A. G. Grant                             Director of BIL(Far East
                       2306 Jardine House                            Holdings) Limited
                       Central, Hong Kong
                       (business address)

                       Citizenship:  United Kingdom

Director               Rodney F. Price                               Director of Brierley
                       22 Chester Street,                            Investments Limited
                       Belgravia, London SW1
                       United Kingdom

                       Citizenship: Australia

Director & Treasurer   Donna Maree Chown                             Treasurer of BIL (Far East
                       Flat E1, Block E                              Holdings) Limited
                       20/F, Evergreen Villa
                       43 Stubbs Road
                       Hong Kong

                       Citizenship: New Zealand

Director & Secretary   Gregory R. Knoke                              Director of BIL (Far East
                       Flat 7, G/F                                   Holdings) Limited
                       No. 2D Shui Fai Terrace
                       Hong Kong

                       Citizenship:  Australia

 Director              Mark B. Horton                                Company Secretary,
                       198 Oriental Parade                           Brierley Investments Limited
                       Oriental Bay, Wellington
                       New Zealand

                       Citizenship:  New Zealand

              Directors and Executive Officers of BIL Securities (Offshore) Limited
       Position            Name/Residential Address/Citizenship       Present Principal Occupation
---------------------  --------------------------------------------  ------------------------------

Director               Rodney F. Price                                Director of Brierley
                       22 Chester Street,                             Investments Limited
                       Belgravia, London
                       SW1X 7BL
                       United Kingdom

                       Citizenship: Australia

Director               Paul D. Collins                                Director of Brierley
                       Apt. 1, Level 14                               Investments Limited
                       38 Customhouse Quay
                       Wellington, New Zealand

                       Citizenship:  New Zealand

Director               Gerald C. Gibbard                              Director of Brierley
                       94 Hataitai Road                               Investments Limited
                       Hataitai, Wellington
                       New Zealand

                       Citizenship:  New Zealand

 Director              Mark B. Horton                                 Company Secretary,
                       198 Oriental Parade                            Brierley Investments Limited
                       Oriental Bay, Wellington
                       New Zealand

                       Citizenship:  New Zealand

Director               Brian S. P. Marra                              Director of Brierley
                       4/226 Oriental Parade                          Investments Limited
                       Oriental Bay, Wellington
                       New Zealand

                       Citizenship:  New Zealand

                      Directors and Executive Officers of Brierley Investments Limited
      Position                       Name/Business Address/Citizenship        Present Principal Occupation
-----------------------------  --------------------------------------------  ------------------------------

Director, Founder & President  Sir Ronald A. Brierley                        Director of Brierley
                               2 Bayview Terrace                             Investments Limited
                               Wellington, New Zealand

                               Citizenship:  New Zealand

Chairman of the Board          Robert H. Matthew                             Chairman of BIL (Group)
                               16 Everest Street
                               Khandallah
                               Wellington, New Zealand

                               Citizenship:  New Zealand

Director                       Sir Roger O. Douglas                          Consultant
                               411 Redoubt Road                              411 Redoubt Road
                               Papatoetoe, New Zealand                       Papatoetoe, New Zealand

                               Citizenship:  New Zealand

Director                       Bryan E. Johnson                              Sharebroker, First New
                               8/260 Oriental Parade                         Zealand Capital Limited
                               Oriental Bay                                  8/260 Oriental Parade
                               Wellington, New Zealand                       Oriental Bay
                                                                             Wellington, New Zealand
                               Citizenship:  New Zealand

Director                       Quek Poh Haut                                 President, Tamasek Holdings
                               4 Springleaf Avenue                           (Private) Limited
                               Singapore 2678                                4 Springleaf Avenue
                                                                             Singapore 2678
                               Citizenship:  Singapore

Director                       Frances H. Wilde                              Consultant
                               50A Palliser Road                             50A Palliser Road
                               Rosenheath                                    Rosenheath
                               Wellington, New Zealand                       Wellington, New Zealand

                               Citizenship:  New Zealand

      Position                       Name/Business Address/Citizenship        Present Principal Occupation
-----------------------------  --------------------------------------------  ------------------------------

Chief Executive & Executive    Paul D. Collins                               Chief Executive Officer of
Director                       Apt. 1, Level 14                              Brierley Investments Limited
                               38 Customhouse Quay
                               Wellington, New Zealand

                               Citizenship:  New Zealand

Executive Director             Andrew R. Meehan                              Executive Director of Brierley
                               2306 Jardine House                            Investments Limited
                               1 Connaught Place
                               Central
                               Hong Kong

                               Citizenship:  New Zealand

Executive Director             Rodney F. Price                               Director of Brierley
                               22 Chester Street                             Investments Limited
                               London SW1X 7BL

                               Citizenship:  Australia

                                  Page 20 of 21